Exhibit 8.1

Company Subsidiaries

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year ended June 30, 2015, which included the following:

		Equity holding
		2015+	2014+
Name of entity	Country of incorporation	%	%

Novogen Laboratories Pty Ltd	Australia	100.00	100.00
Novogen Research Pty Ltd	Australia	100.00	100.00
Novogen North America Inc.	United States of America	100.00	100.00
Triaxial Pharmaceuticals Pty Ltd	Australia	100.00	100.00
Novogen Inc.	United States of America	100.00	100.00
CanTx Inc.	United States of America	85.00	85.00

+	Ownership % at June 30, 2015 and 2014 respectively